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                               April 17, 2023

       Tony Sage
       Executive Chairman
       Critical Metals Corp.
       c/o Maples Corporate Services (BVI) Limited
       Kingston Chambers, PO Box 173, Road Town
       Tortola, British Virgin Islands

                                                        Re: Critical Metals
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed March 29,
2023
                                                            File No. 333-268970

       Dear Tony Sage:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2023 letter.

       Amendment No. 2 to Form F-4

       Unaudited Pro Forma Combined Statement of Operations, page 61

   1. We note your response to comment 3 and reissue the comment, in part. Please revise your presentation of basic
and diluted profit per share for each scenario presented.
       Marshall and Stevens' Opinion, page 135

   2. We note your response to prior comment 2 and your revised disclosure at page 142 that
                                                        "The copy of the
Marshall & Stevens opinion by its terms states that it is not for the benefit of or to be
relied on by any person or entity other than the Board, although the effectiveness, if any,
of this disclaimer is not in the purview of Sizzle or Pubco to advise
 Tony Sage
FirstName   LastNameTony  Sage
Critical Metals Corp.
Comapany
April       NameCritical Metals Corp.
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
         as to its effect." Please expand your disclosure to include the substance of your discussion in the last paragraph of your response, including that the effect of such disclaimer as a matter of Delaware law will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of any such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Marshall
         & Stevens would have no effect on the rights and responsibilities of either Marshall
         & Stevens or the board of directors under the federal securities laws.

Material U.S. Federal Income Tax Considerations, page 171

3. We note your response and revised disclosure in response to prior comment 1, including that "it is intended that the (i) Merger, together with other relevant portions of the transactions contemplated by the Merger Agreement, qualifies as a
Section 351
         Transaction and (ii) the Merger qualifies as a Section 368(a) Reorganization." Please revise to clarify that counsel will opine that the (i) Merger, together with other relevant portions of the transactions contemplated by the Merger Agreement, qualifies as a Section
         351 Transaction and (ii) the Merger qualifies as a Section 368(a) Reorganization. In addition, to the extent you intend to file a short form tax opinion as
Exhibit 8.1, please
         revise your disclosure to clearly identify and articulate the opinion being rendered.
Mineral Resources, page 224

4. We note your response to comment 7 and have reviewed the parameters included with your filing. Please add the hydrometallurgical recovery expected for the conversion of a
         6% lithium concentrate to lithium hydroxide with your other cutoff grade economic parameters.
Exhibit 96.1 Wolfsberg
Qualified Persons Opinion on Reasonable Prospects for Economic Extraction, page E-72

5. We note your response to comment 9 and your statement the economic viability was demonstrated for this initial assessment by a prefeasibility study completed in 2018, which may not have been compliant with S-K 1300. We partially re-issue comment 9. The economic potential for an initial assessment may be demonstrated through a discussion/demonstration of the cutoff grade calculation or by an optional cash flow analysis, but not by referencing other feasibility studies or documents. Please include a discussion/demonstration your cutoff grade calculation methodology in this section to support your assertion of economic potential for your resource estimates.
 Tony Sage
Critical Metals Corp.
April 17, 2023
Page 3
Exhibit 96.1 Wolfsberg
Price Forecast, page E-81

6. We note your response to comment 10, discussing the forecast prices and specifications of your salable products. Please add lithium hydroxide forecast prices and specifications to your table of salable products, as this product was the primary saleable product used to satisfy your assertion of reasonable economic prospects.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,
FirstName LastNameTony Sage
                                                           Division of
Corporation Finance
Comapany NameCritical Metals Corp.
                                                           Office of Energy &
Transportation
April 17, 2023 Page 3
cc:       Matthew Gray, Esq., of Ellenoff Grossman & Schole LLP
FirstName LastName